

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Berge Abajian
Chief Executive Officer
Bergio International, Inc.
12 Daniel Road E.
Fairfield, NJ 07007

  Re: Bergio International, Inc.
    Form S-1 filed March 31, 2021
    File No. 333-254913

Dear Mr. Abajian:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dale Welcome at 202-551-3865 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing